EXHIBIT 99.3

Date: April 23, 2012	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: MERCATOR MINERALS LTD.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	18/05/2012
Record Date for Voting (if applicable) :	18/05/2012
Beneficial Ownership Determination Date :	18/05/2012
Meeting Date :	22/06/2012
Meeting Location (if available) :	The Rosewood Hotel Georgia, 801 West Georgia Street, Vancouver, B.C.

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	587582107	CA5875821079

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for MERCATOR MINERALS LTD.